CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, DC
PARIS
BRUSSELS
LONDON
MOSCOW

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
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WWW.CLEARYGOTTLIEB.COM

FRANKFURT
COLOGNE
ROME
MILAN
HONG KONG
TOKYO


05008844

SUPPL

June 7, 2005

Writer's Direct Dial: (212) 225-2683
E-Mail: ashulga@cgsh.com


SEC MAIL PROCESSING
RECEIVED
JUN 08 2005
WASH. D.C.
190
SECTION

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith one copy of the Company's "Resolutions Adopted by the Board of Directors," a notice of the convocation of the annual general shareholders meeting of the Company and voting ballots 1 through 11 pursuant to subparagraph (b)(1)(i).

If you have any questions or require any further information, please do not hesitate to contact me at (212) 225-2683.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Arina Shulga

Arina Shulga

Enclosure


JUN 13 2005
FINANCI

6/10

[TRANSLATION FROM RUSSIAN]

AK&M and Interfax news wire

DISCLOSURE OF INFORMATION WHICH CAN HAVE MATERIAL EFFECT ON THE PRICE OF THE ISSUER'S SECURITIES "RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS"

1. **Full and abbreviated corporate name of the Issuer, including its legal form:** Open Joint Stock Company of Energy and Electrification "Mosenergo"; OAO "Mosenergo"
2. **Location of the Issuer:** 8 Raushskaya emb., Moscow 115035, Russian Federation
3. **Principal State Registration Number of the Issuer:** 1027700302420
4. **Taxpayer Identification Number of the Issuer:** 7705035012
5. **The Issuer's unique code assigned by the registration authority:** 00085-A
6. **Web page address used by the Issuer for the publication of information which can have material effect on the price of securities:** www.mosenergo.ru
7. **Name of the periodical(s) used by the Issuer for the publication of information:** Social and political newspaper "Izvestiya"; magazine "Supplement to the Bulletin of the FSFM of Russia"
8. **Date of the meeting of the Issuer's board of directors (supervisory board):** May 27, 2005
9. **Date of preparation and No. of the Minutes of the meeting of the Issuer's board of directors:**
   May 27, 2005, Minutes No. 25
10. **Resolution adopted by the Issuer's board of directors (supervisory board) on one or more of the following issues:**

-recommendations on the size of the dividends payable in respect of the Issuer's shares and their payment procedure;

The board of directors RESOLVED:

2. To allocate the amount of 339,231,000 rubles, which was initially expected to be allocated for payment of dividends for the 2004 fiscal year, specifically for the technical refurbishment and modernization of the switching equipment in order to improve the reliability of power supply to consumers of the Moscow region.

3. To make amendments to the Resolution of the Board of Directors of Mosenergo (Minutes No. 24 of May 23, 2005) on the issue "Recommendations on the size of the dividends payable in respect of the Issuer's shares on the basis of the results for the year 2004 and their payment procedure", which shall read as follows:

To recommend the annual general shareholders' meeting to adopt the following resolution:

To pay cash dividends in respect of the Company's ordinary shares on the basis of the results for the year 2004 in the amount of 0,0221 rubles per one ordinary share of the Company within 60 days of the decision on their payment."

D.V. Vasilyev
First Deputy General Director –
Managing Director On Corporate Policy and
Property Management


SEC MAIL PROCESSING
RECEIVED
JUN 08 2005
WASH. D.C. 190 SECTION

Date: May 27, 2005



Open Joint Stock Company of Energy and Electrification Mosenergo
8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

NOTICE

of the convocation of the annual general shareholders meeting of OAO Mosenergo.


SEC MAIL PROCESSING
RECEIVED
JUN 08 2005
WASH. D.C.
190
SECTION

in the form of a meeting (joint presence of shareholders)
June 28, 2005, 10:00 a.m., at the following address:
3 Lenin Street, Dzerzhinsky, Moscow region.
Commencement of registration: 9:00 a.m.

Dear shareholder,

OAO Mosenergo informs you that the annual general shareholders' meeting will be held on June 28, 2005.

Pursuant to the Federal Law On Joint-stock Companies, the Board of Directors of OAO Mosenergo has fixed May 14, 2005 as the record date – the date of compilation of the list of persons entitled to take part in the annual general shareholders' meeting and to receive dividends for 2004.

AGENDA OF THE MEETING:

1. **Approval of the annual report for 2004.**

It has been proposed to approve the annual report of OAO Mosenergo for 2004.

2. **Approval of the annual accounting statements, including profit and loss accounts of the Company, and distribution of profits, including dividends for 2004.**

It has been proposed to approve the Company's annual accounting statements and profit and loss account for the year 2004. Net profit in the amount of 2,207,693,000 rubles shall be allocated as follows: reserve fund – 110,385,000 rubles; accumulation fund – 1,472,997,000 rubles; payment of dividends – 624,311,000 rubles.

It has been proposed to pay cash dividends in respect of the Company's ordinary shares for the year 2004 at the rate of 0.0221 ruble per one ordinary share within 60 days of the decision on their payment.

3. **Payment of remuneration and compensation to members of the Company's Board of Directors.**

It has been proposed to pay remuneration and compensation to members of the Board of Directors for the year 2004 in accordance with the Regulation On Payment of Remuneration and Compensation to Members of the Board of Directors of OAO Mosenergo, approved by the annual general shareholders' meeting on May 30, 2003.

4. **Payment of remuneration and compensation to members of the Company's Audit Commission.**

It has been proposed to pay remuneration and compensation to members of the Audit Commission for the year 2004 in accordance with the Regulation On Payment of Remuneration and Compensation to Members of the Audit Commission of OAO Mosenergo, approved by the annual general shareholders' meeting on May 30, 2002.

5. **Election of members of the Board of Directors.**

Pursuant to the Company's Charter, it is necessary to elect the Board of Directors of OAO Mosenergo consisting of 13 members. Candidates for the Board of Directors have been nominated by the shareholders who hold at least 2% of the Company's voting shares. The list of candidates for the Board of Directors is given in Ballot No. 5.

Decision on this item of the agenda shall be taken by cumulative voting. During cumulative voting, the number of votes held by each shareholder shall be multiplied by 13 – being the number of persons to be elected to the Company's Board of Directors. The shareholder may cast all of the resulting votes for one candidate or allocate them among two or more candidates.

6. **Election of members of the Audit Commission of the Company.**

Pursuant to the Company's Charter, it is necessary to elect the Audit Commission of OAO Mosenergo consisting of 5 members. Candidates for the Audit Commission have been nominated by the shareholders who hold at least 2% of the Company's voting shares. The list of candidates for the Audit Commission of the Company is given in Ballot No. 6.

7. **Approval of the Company's external auditor for 2005.**

It is proposed to elect as the Company's external auditor ZAO PricewaterhouseCoopers Audit, Audit License No. 000376, issued on May 20, 2002 for the term of 5 years.

8. **Approval of the restated version of the Company's Charter.**

It is proposed to approve the restated version of the Company's Charter.

9. **Approval of the restated version of the Regulation On the Procedure for Convocation and Holding Meetings of the Company's Board of Directors.**

It is proposed to approve the restated version of the Regulation On the Procedure for Convocation and Holding Meetings of the Company's Board of Directors.

10. **Approval of the restated version of the Regulation On the Company's Management Board.**

It is proposed to approve the restated version of the Regulation On the Company's Management Board.

11. **Approval of the restated version of the Regulation On Payment of Remuneration and Compensation to Members of the Company's Board of Directors.**

It has been proposed to approve the restated version of the Regulation On Payment of Remuneration and Compensation to Members of the Company's Board of Directors.

We have delivered to you a set of voting ballots containing items of the agenda to be put to a vote and voting options.

Please note:

Voting ballots must be completed in accordance with explanations contained in each ballot and must be signed by the relevant shareholder or its representative.

The filled-in voting ballots may be mailed to the following addresses:

OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

or

ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

When determining the quorum and counting the votes, the votes represented by voting ballots received by the Company no later than two days prior to the date of the annual general shareholders' meeting (i.e., no later than June 26, 2005) will be taken into account.

Persons entitled to take part in the annual general shareholders' meeting may get acquainted with information (materials) relating to agenda items between May 27 and June 28, 2005, on business days, 9.00 a.m. to 5 p.m. at the following addresses:

Securities Department of OAO Mosenergo: office 528, 8 Raushskaya nab., Moscow. Access to the building can be provided only subject to prior registration over the telephone.

Contact phones: 957-2599; 957-4468; 957-3945; 957-3767.

ZAO Specialized Registrar Reestr-Servis: 15 Sadovnicheskaya Ulitsa, Moscow. Contact phones: 234-7076; 234-7078; 234-7079.

The aforementioned materials will be also accessible to persons attending the annual general shareholders' meeting during such meeting.

The Board of Directors of OAO Mosenergo



Open Joint Stock Company of Energy and Electrification Mosenergo
8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

BALLOT
For voting at the general shareholders' meeting

Form of the meeting: by personal attendance.
Date and time of the meeting: June 28, 2005, 10:00 a.m.
Place of the meeting: 3 Lenin Street, Dzerzhinsky, Moscow region.

No. 1

The filled in ballot may be sent to one of the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035; or
ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

Name of shareholder: ____________________
Number of voting shares held by the shareholder: ____________________

Issue:

1. Approval of the annual report for 2004.

Resolution: To approve the Company's annual report for 2004.

"FOR"	"AGAINST"	"ABSTAINED"
* ----------	* ----------	* ----------

LEAVE UNDELETED THE VOTING OPTION THAT CORRESPONDS TO YOUR DECISION.

IF MORE THAN ONE VOTING OPTION IS LEFT UNDELETED THE VOTING WITH RESPECT TO SUCH AGENDA ITEM WILL BE DEEMED INVALID
(except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts)
A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS WILL BE DEEMED INVALID
A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID!

Signature of shareholder or attorney-in-fact ____________________ (____________________)
(Full name)

Under power of attorney issued on __________ ___, ______ **by** ____________________
(Identify issuer of power of attorney)

Attention! If a ballot sent to a shareholder by registered mail and returned to the Company has been signed by the shareholder's attorney-in-fact (representative), the ballot must be accompanied by the power of attorney on the basis of which the representative is acting or a notarized copy thereof. If the shareholder intends to attend the general meeting in person or dispatch a representative, then such shareholder must bring such ballot (or deliver it to such representative) for voting at the general shareholders' meeting.

explanations overleaf


SEC MAIL
PROCESSING
RECEIVED
JUN 08 2005
WASH., D.C.
190
SECTION

***Explanation:**

The voter may select only one voting option, except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts;

if more than one voting option is elected in the ballot, then the fields for filling in the number of votes cast for each voting option must contain the number of votes cast for the relevant voting option and also must state that the votes are being cast in accordance with instructions from acquirers of shares transferred after the record date for the general meeting and/or in accordance with instructions from holders of depositary receipts;

if you vote pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting, then you must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that the votes are being cast pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting;

if less than all shares were transferred after the record date for the general meeting, the voter must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that some of the shares were transferred after the record date for the general meeting. If instructions in respect of the shares transferred after the record date for the general meeting have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed up.



Open Joint Stock Company of Energy and Electrification Mosenergo
8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

BALLOT
For voting at the general shareholders' meeting

Form of the meeting: by personal attendance.
Date and time of the meeting: June 28, 2005, 10:00 a.m.
Place of the meeting: 3 Lenin Street, Dzerzhinsky, Moscow region.

No. 2

The filled in ballot may be sent to one of the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035; or
ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

Name of shareholder: ______________________________
Number of voting shares held by the shareholder: ______________________

Issue:

2. Approval of the Company's annual accounting statements, including profit and loss accounts, and profit distribution, including payment of dividends on the basis of results of 2004.

Resolution:

1. To approve the Company's annual accounting statements and profit and loss accounts based on the results of 2004.
2. To approve the following distribution of the Company's profits (losses) for the 2004 financial year:

	(thousand rubles)
Net profit of the accounting period	2,207,693
Reserve fund	110 385
Accumulation fund	1,472,997
Dividends	624,311
Repayment of losses of the previous years	-

3. To pay cash dividends in respect of the Company's ordinary shares on the basis of the results for the year 2004 in the amount of 0,0221 rubles per one ordinary share of the Company within 60 days of the decision on their payment.

"FOR"	"AGAINST"	"ABSTAINED"
*	*	*

LEAVE UNDELETED THE VOTING OPTION THAT CORRESPONDS TO YOUR DECISION.

IF MORE THAN ONE VOTING OPTION IS LEFT UNDELETED THE VOTING WITH RESPECT TO SUCH AGENDA ITEM WILL BE DEEMED INVALID
(except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts)
A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS WILL BE DEEMED INVALID
A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID!

Signature of shareholder or attorney-in-fact ____________________ (______________________________)
(Full name)

Under power of attorney issued on __________ ___, _____ **by** ______________________________
(Identify issuer of power of attorney)

Attention! If a ballot sent to a shareholder by registered mail and returned to the Company has been signed by the shareholder's attorney-in-fact (representative), the ballot must be accompanied by the power of

attorney on the basis of which the representative is acting or a notarized copy thereof. If the shareholder intends to attend the general meeting in person or dispatch a representative, then such shareholder must bring such ballot (or deliver it to such representative) for voting at the general shareholders' meeting.

***Explanation:**

The voter may select only one voting option, except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts;

if more than one voting option is elected in the ballot, then the fields for filling in the number of votes cast for each voting option must contain the number of votes cast for the relevant voting option and also must state that the votes are being cast in accordance with instructions from acquirers of shares transferred after the record date for the general meeting and/or in accordance with instructions from holders of depositary receipts;

if you vote pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting, then you must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that the votes are being cast pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting;

if less than all shares were transferred after the record date for the general meeting, the voter must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that some of the shares were transferred after the record date for the general meeting. If instructions in respect of the shares transferred after the record date for the general meeting have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed up.



Open Joint Stock Company of Energy and Electrification Mosenergo
8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

BALLOT
For voting at the general shareholders' meeting

Form of the meeting: by personal attendance.
Date and time of the meeting: June 28, 2005, 10:00 a.m.
Place of the meeting: 3 Lenin Street, Dzerzhinsky, Moscow region.
The filled in ballot may be sent to one of the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035; or
ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

No. 3

Name of shareholder: ____________________
Number of voting shares held by the shareholder: ____________________

Issue:
3. Payment of remuneration and compensation to members of the Company's Board of Directors.

Resolution: To pay remuneration and compensation to members of the Board of Directors on the basis of results of the year in accordance with the Regulation On Payment of Remuneration and Compensation to Members of the Board of Directors of OAO Mosenergo, approved by the general shareholders' meeting on May 30, 2003 .

"FOR"	"AGAINST"	"ABSTAINED"
* ------------	* ------------	* ------------

LEAVE UNDELETED THE VOTING OPTION THAT CORRESPONDS TO YOUR DECISION.

IF MORE THAN ONE VOTING OPTION IS LEFT UNDELETED THE VOTING WITH RESPECT TO SUCH AGENDA ITEM WILL BE DEEMED INVALID
(except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts)
A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS WILL BE DEEMED INVALID
A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID!

Signature of shareholder or attorney-in-fact ____________ (____________)
(Full name)

Under power of attorney issued on _______ ___, _____ **by** ____________________
(Identify issuer of power of attorney)

Attention! If a ballot sent to a shareholder by registered mail and returned to the Company has been signed by the shareholder's attorney-in-fact (representative), the ballot must be accompanied by the power of attorney on the basis of which the representative is acting or a notarized copy thereof. If the shareholder intends to attend the general meeting in person or dispatch a representative, then such shareholder must bring such ballot (or deliver it to such representative) for voting at the general shareholders' meeting.

explanations overleaf

***Explanation:**

The voter may select only one voting option, except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts;

if more than one voting option is elected in the ballot, then the fields for filling in the number of votes cast for each voting option must contain the number of votes cast for the relevant voting option and also must state that the votes are being cast in accordance with instructions from acquirers of shares transferred after the record date for the general meeting and/or in accordance with instructions from holders of depositary receipts;

if you vote pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting, then you must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that the votes are being cast pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting;

if less than all shares were transferred after the record date for the general meeting, the voter must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that some of the shares .were transferred after the record date for the general meeting. If instructions in respect of the shares transferred after the record date for the general meeting have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed up.



Open Joint Stock Company of Energy and Electrification Mosenergo
8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

BALLOT

For voting at the general shareholders' meeting

Form of the meeting: by personal attendance.
Date and time of the meeting: June 28, 2005, 10:00 a.m.
Place of the meeting: 3 Lenin Street, Dzerzhinsky, Moscow region.

No. 4

The filled in ballot may be sent to one of the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035; or
ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

Name of shareholder: ____
Number of voting shares held by the shareholder: __________________________

Issue:

4. Payment of remuneration and compensation to members of the Company's Audit Commission.

Resolution: To pay remuneration and compensation to members of the Audit Commission on the basis of results of the year in accordance with the Regulation On Payment of Remuneration and Compensation to Members of the Audit Commission of OAO Mosenergo, approved by the general shareholders' meeting on May 30, 2003 .

"FOR"	"AGAINST"	"ABSTAINED"

* ---------------------- * ------------------------------ * --

LEAVE UNDELETED THE VOTING OPTION THAT CORRESPONDS TO YOUR DECISION.

IF MORE THAN ONE VOTING OPTION IS LEFT UNDELETED THE VOTING WITH RESPECT TO SUCH AGENDA ITEM WILL BE DEEMED INVALID
(except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts)
A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS WILL BE DEEMED INVALID
A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID!

Signature of shareholder or attorney-in-fact ____________________ (________________________________)
(Full name)

Under power of attorney issued on _________ ___, _____ **by** ____________________________________
(Identify issuer of power of attorney)

Attention! If a ballot sent to a shareholder by registered mail and returned to the Company has been signed by the shareholder's attorney-in-fact (representative), the ballot must be accompanied by the power of attorney on the basis of which the representative is acting or a notarized copy thereof. If the shareholder intends to attend the general meeting in person or dispatch a representative, then such shareholder must bring such ballot (or deliver it to such representative) for voting at the general shareholders' meeting.

explanations overleaf

***Explanation:**

The voter may select only one voting option, except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts;

if more than one voting option is elected in the ballot, then the fields for filling in the number of votes cast for each voting option must contain the number of votes cast for the relevant voting option and also must state that the votes are being cast in accordance with instructions from acquirers of shares transferred after the record date for the general meeting and/or in accordance with instructions from holders of depositary receipts;

if you vote pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting, then you must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that the votes are being cast pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting;

if less than all shares were transferred after the record date for the general meeting, the voter must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that some of the shares were transferred after the record date for the general meeting. If instructions in respect of the shares transferred after the record date for the general meeting have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed up.



Open Joint Stock Company of Energy and Electrification Mosenergo
8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

BALLOT
For voting at the general shareholders' meeting

No. 5(1)

Form of the meeting: by personal attendance.
Date and time of the meeting: June 28, 2005, 10:00 a.m.
Place of the meeting: 3 Lenin Street, Dzerzhinsky, Moscow region.
The filled in ballot may be sent to one of the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035; or
ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

Name of shareholder: ______________________________
Number of voting shares held by the shareholder: ______________________

Issue:
5. Election of members of the Board of Directors.
RESOLUTION:
To elect the following members of the Board of Directors:

Names and positions of candidates	Number of votes cast for the candidate
ABYZOV Mikhail Anatolyevich - member of the Management Board of OAO RAO UES of Russia, Managing Director of Business Unit No. 1 of OAO RAO UES of Russia	
AKSYONOV Pyotr Nikolaevich - First Deputy Mayor of Moscow in the Moscow Government and Head of the Municipal Economy Complex	
BAKATIN Dmitry Vadimovich – General Director of the company Sputnik Group	
BODUNKOV Aleksei Feliksovich - Minister for Property Relations of the Moscow Region Government	
BRYLKOV Vladislav Victorovich – First Deputy General Director of ZAO "Leader" (a company specializing in pension fund assets management)	
BYKHANOV Evgeny Nikolaevich – Deputy General Director of the fund "The Institute of Professional Directors"	
VASILYEV Dmitry Valerievich – First Deputy General Director, Managing Director (Corporate Policy and Property Management) of OAO Mosenergo	
GAVRILENKO Anatoly Anatolyevich - General Director of ZAO "Leader" (a company specializing in pension fund assets management)	
GORYUNOV Igor Timofeevich - First Deputy General Director and Chief Engineer of OAO Mosenergo	
DUBNOV Oleg Markovich - First Deputy General Director of the fund "The Institute of Professional Directors"	
YEVSTAFYEV Arkadiy Vyacheslavovich - General Director of OAO Mosenergo	
EREMEEV Maxim Aleksandrovich – counsel of the fund "The Institute of Professional Directors"	
KOBZAR Igor Aleksandrovich – Chairman of the Management Board of commercial bank Transinvestbank (LLC)	
KOMANOV Victor Alekseevich – Head of the Corporate Finance Department of AB Gazprombank (ZAO)	
KOPSOV Anatoliy Yakovlevich - Director for Construction of Generating Facilities of OAO RAO UES of Russia	
KRAVTSOV Andrei Nikolaevich – Executive Vice-President of AB Gazprombank (ZAO)	
KUZNETSOV Artyom Vladislavovich - President of GUTA Group	
LOGOVINSKY Evgeny Ilyich - Deputy General Director of ZAO "Leader" (a company specializing in pension fund assets management)	

Signature of shareholder or attorney-in-fact ________________ (____________________________)
(full name)

Under power of attorney issued on __________ ___, ______ by ______________________________
(identify issuer of power of attorney)

[Moscow #45625 v2]

(continued on page 2)

MATVEEV Aleksei Anatolyevich - Deputy Chairman of the Management Board of AB Gazprombank (ZAO)	
NEPSHA Valery Vasilyevich – Deputy General Director of the fund "The Institute of Professional Directors"	
NIKITIN Danil Nikiolaevich - Deputy Managing Director, Executive Director of Business Unit No. 1 of OAO RAO UES of Russia	
RAPPOPORT Andrei Natanovich – member of the Management Board of OAO RAO UES of Russia	
SELEZNYOV Kirill Gennadievich - member of the Management Board of OAO Gazprom, Chief of the Department for Marketing, Gas and Liquid Hydrocarbons Processing of OAO Gazprom, General Director of OOO Mezhregiongaz	
SYOMIN Nikolai Alekseevich – Vice-President of the Non-state Pension Fund GAZFOND	
SKRIBOT Wolfgang - Director of Corporate Finance Department of AB Gazprombank (ZAO)	
SMIRNOV Pavel Stepanovich - member of the Management Board of OAO RAO UES of Russia	
SOBOL Aleksandr Ivanovich - Deputy Chairman of the Management Board of AB Gazprombank (ZAO)	
UDALTSOV Yuri Arkadievich - member of the Management Board of OAO RAO UES of Russia, Head of the Energy Industry Restructuring Department of OAO RAO UES of Russia	
CHABAK Anatoly Antonovich - General Director of OAO Managing Company NIKoil – Savings	
CHIKUNOV Aleksandr Vasilyevich – member of the Management Board of OAO RAO UES of Russia, Head of the Restructuring Projects Implementation Center of OAO RAO UES of Russia	
CHISTYAKOV Aleksandr Nikolaevich – Deputy Chairman of the Management Board of OAO FSK UES	
SHTYKOV Dmitry Victorovich - General Director of the fund "The Institute of Professional Directors"	
SHCHERBOVICH Ilya Victorovich - Managing Director of ZAO "United Financial Group"	
Attention! In cumulative voting, the number of shares held by a shareholder is multiplied by 13 – being the number of persons to be elected to the Board of Directors of the Company. And the shareholder may cast the resulting votes in their entirety for one candidate or allocate them among two or more candidates, or may vote AGAINST or ABSTAIN from voting by leaving undeleted only the voting option that corresponds to his decision.	**"AGAINST" all candidates**
Any fractional portion of a vote resulting from the multiplication of the number of votes held by the holder of a fractional share by the number of persons to be elected to the Board of Directors of the Company may be cast for one candidate only.	**"ABSTAINED" from voting on all candidates**

A BALLOT IN WHICH THE NUMBER OF VOTES EXCEEDS THE NUMBER OF SHARES HELD BY THE SHAREHOLDER, MULTIPLIED BY THE NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS, AND A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS WILL BE DEEMED INVALID

Signature of shareholder or attorney-in-fact ____________________ (______________________________)
(full name)

Under power of attorney issued on __________ ___,______by____
(identify issuer of power of attorney)

If a ballot sent to a shareholder by registered mail and returned to the Company has been signed by the shareholder's attorney-in-fact (representative), the ballot must be accompanied by the power of attorney on the basis of which the representative is acting or a notarized copy thereof. If the shareholder intends to attend the general meeting in person or dispatch a representative, then such shareholder must bring such ballot (or deliver it to such representative) for voting at the general shareholders' meeting.



Open Joint Stock Company of Energy and Electrification Mosenergo

8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

BALLOT

For voting at the general shareholders' meeting

No. 6(1)

Form of the meeting: by personal attendance.
Date and time of the meeting: June 28, 2005, 10:00 a.m.
Place of the meeting: 3 Lenin Street, Dzerzhinsky, Moscow region.
The filled in ballot may be sent to one of the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035; or
ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

Name of shareholder:

____

Number of voting shares held by the shareholder: __________________________

Issue:

6. Election of members of the Audit Commission of the Company

RESOLUTION:

To elect the following members of the Audit Commission of the Company:

NAME OF CANDIDATE	VOTING OPTIONS		
ZABRODIN Oleg Victorovich – Deputy Chief Accountant for Internal Audits of OAO Mosenergo	"FOR" *________	"AGAINST" *________	"ABSTAINED" *________
UZGOROV Igor Ivanovich – Chief of Department for Organization of Activities of Internal Audit Commissions of Business Unit No. 1 of OAO RAO UES of Russia	"FOR" *________	"AGAINST" *________	"ABSTAINED" *________
GABOV Andrei Vladimirovich - Chief of the Corporate Governance Department of the Corporate Center of OAO RAO UES of Russia	"FOR" *________	"AGAINST" *________	"ABSTAINED" *________
SIDOROV Sergey Borisovich – Chief of Internal Audit Department of the Corporate Center of OAO RAO UES of Russia	"FOR" *________	"AGAINST" *________	"ABSTAINED" *________
SINYAVSKY Anton Sergeevich – Manager of the Business Planning and Tariff Setting Department of Business Unit No. 1 of OAO RAO UES of Russia	"FOR" *________	"AGAINST" *________	"ABSTAINED" *________
TUSHUNOV Dmitry Yurievich – Chief Economist of ZAO Leader (a company managing assets of a pension fund)	"FOR" *________	"AGAINST" *________	"ABSTAINED" *________
SANNIKOVA Olga Andreevna – Operating Manager for Investment Activities of AB Gazprombank (ZAO)	"FOR" *________	"AGAINST" *________	"ABSTAINED" *________
KUZHILEVA Evgenia Evgenievna – Project Manager of the Corporate Finance Department of AB Gazprombank (ZAO)	"FOR" *________	"AGAINST" *________	"ABSTAINED" *________
MOLCHANOV Pyotr Sergeevich - Project Manager of the Corporate Finance Department of AB Gazprombank (ZAO)	"FOR" *________	"AGAINST" *________	"ABSTAINED" *________

Attention! The Audit Commission consists of five members. You may vote "FOR" five or less candidates.

LEAVE UNDELETED THE VOTING OPTION THAT CORRESPONDS TO YOUR DECISION.

[Moscow #45629 v2]

IF MORE THAN ONE VOTING OPTION IS LEFT UNDELETED THE VOTING WITH RESPECT TO SUCH AGENDA ITEM WILL BE DEEMED INVALID

(except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts)

A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS WILL BE DEEMED INVALID

A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID!

Signature of shareholder or attorney-in-fact____________________(______________________________)

(Full name)

Under power of attorney issued on____________, _____by______________________________________

(Identify issuer of power of attorney)

Attention! If a ballot sent to a shareholder by registered mail and returned to the Company has been signed by the shareholder's attorney-in-fact (representative), the ballot must be accompanied by the power of attorney on the basis of which the representative is acting or a notarized copy thereof. If the shareholder intends to attend the general meeting in person or dispatch a representative, then such shareholder must bring such ballot (or deliver it to such representative) for voting at the general shareholders' meeting.

***Explanation:**

The voter may select only one voting option, except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts;

if more than one voting option is elected in the ballot, then the fields for filling in the number of votes cast for each voting option must contain the number of votes cast for the relevant voting option and also must state that the votes are being cast in accordance with instructions from acquirers of shares transferred after the record date for the general meeting and/or in accordance with instructions from holders of depositary receipts;

if you vote pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting, then you must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that the votes are being cast pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting;

if less than all shares were transferred after the record date for the general meeting, the voter must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that some of the shares were transferred after the record date for the general meeting. If instructions in respect of the shares transferred after the record date for the general meeting have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed up.

BALLOT
For voting at the general shareholders' meeting

Form of the meeting: by personal attendance.
Date and time of the meeting: June 28, 2005, 10:00 a.m.
Place of the meeting: 3 Lenin Street, Dzerzhinsky, Moscow region.

No. 7

The filled in ballot may be sent to one of the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035; or
ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

Name of shareholder: ______________________________
Number of voting shares held by the shareholder: ______________________

Issue:

7. Approval of the Company's external auditor for 2005.

Resolution: To approve ZAO PricewaterhouseCoopers Audit as the Company's external auditor.

"FOR"	"AGAINST"	"ABSTAINED"
*	*	* ....

LEAVE UNDELETED THE VOTING OPTION THAT CORRESPONDS TO YOUR DECISION.

IF MORE THAN ONE VOTING OPTION IS LEFT UNDELETED THE VOTING WITH RESPECT TO SUCH AGENDA ITEM WILL BE DEEMED INVALID
(except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts)
A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS WILL BE DEEMED INVALID
A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID!

Signature of shareholder or attorney-in-fact ________________ (________________________)
(Full name)

Under power of attorney issued on ________ ___, _____ **by** ______________________________
(Identify issuer of power of attorney)

Attention! If a ballot sent to a shareholder by registered mail and returned to the Company has been signed by the shareholder's attorney-in-fact (representative), the ballot must be accompanied by the power of attorney on the basis of which the representative is acting or a notarized copy thereof. If the shareholder intends to attend the general meeting in person or dispatch a representative, then such shareholder must bring such ballot (or deliver it to such representative) for voting at the general shareholders' meeting.

explanations overleaf

***Explanation:**

The voter may select only one voting option, except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts;

if more than one voting option is elected in the ballot, then the fields for filling in the number of votes cast for each voting option must contain the number of votes cast for the relevant voting option and also must state that the votes are being cast in accordance with instructions from acquirers of shares transferred after the record date for the general meeting and/or in accordance with instructions from holders of depositary receipts;

if you vote pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting, then you must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that the votes are being cast pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting;

if less than all shares were transferred after the record date for the general meeting, the voter must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that some of the shares were transferred after the record date for the general meeting. If instructions in respect of the shares transferred after the record date for the general meeting have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed up.

BALLOT
For voting at the general shareholders' meeting

Form of the meeting: by personal attendance.
Date and time of the meeting: June 28, 2005, 10:00 a.m.
Place of the meeting: 3 Lenin Street, Dzerzhinsky, Moscow region.
The filled in ballot may be sent to one of the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035; or
ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

No. 8

Name of shareholder: ______________________________
Number of voting shares held by the shareholder: ______________________

Issue:

8. Approval of the restated version of the Company's Charter.

Resolution: To approve the restated version of the Company's Charter.

"FOR"	"AGAINST"	"ABSTAINED"
* ----------------------	* ------------------------------	* --

LEAVE UNDELETED THE VOTING OPTION THAT CORRESPONDS TO YOUR DECISION.

IF MORE THAN ONE VOTING OPTION IS LEFT UNDELETED THE VOTING WITH RESPECT TO SUCH AGENDA ITEM WILL BE DEEMED INVALID
(except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts)

A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS WILL BE DEEMED INVALID
A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID!

Signature of shareholder or attorney-in-fact ____________________ (________________________________)
(Full name)

Under power of attorney issued on _________ __, _____ **by** ____
(Identify issuer of power of attorney)

Attention! If a ballot sent to a shareholder by registered mail and returned to the Company has been signed by the shareholder's attorney-in-fact (representative), the ballot must be accompanied by the power of attorney on the basis of which the representative is acting or a notarized copy thereof. If the shareholder intends to attend the general meeting in person or dispatch a representative, then such shareholder must bring such ballot (or deliver it to such representative) for voting at the general shareholders' meeting.

explanations overleaf

***Explanation:**

The voter may select only one voting option, except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts;

if more than one voting option is elected in the ballot, then the fields for filling in the number of votes cast for each voting option must contain the number of votes cast for the relevant voting option and also must state that the votes are being cast in accordance with instructions from acquirers of shares transferred after the record date for the general meeting and/or in accordance with instructions from holders of depositary receipts;

if you vote pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting, then you must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that the votes are being cast pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting;

if less than all shares were transferred after the record date for the general meeting, the voter must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that some of the shares were transferred after the record date for the general meeting. If instructions in respect of the shares transferred after the record date for the general meeting have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed up.

BALLOT
For voting at the general shareholders' meeting

Form of the meeting: by personal attendance.
Date and time of the meeting: June 28, 2005, 10:00 a.m.
Place of the meeting: 3 Lenin Street, Dzerzhinsky, Moscow region.
The filled in ballot may be sent to one of the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035; or
ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

No. 9

Name of shareholder: ______________________________

Number of voting shares held by the shareholder: ____________________

Issue:

9. Approval of the restated version of the Regulation on the Procedure for Convocation and Holding Meetings of the Company's Board of Directors.

Resolution: To approve the restated version of the Regulation on the Procedure for Convocation and Holding Meetings of the Company's Board of Directors.

"FOR"	"AGAINST"	"ABSTAINED"
* ----------------------	* ------------------------------	* ------------------------------------

LEAVE UNDELETED THE VOTING OPTION THAT CORRESPONDS TO YOUR DECISION.

IF MORE THAN ONE VOTING OPTION IS LEFT UNDELETED THE VOTING WITH RESPECT TO SUCH AGENDA ITEM WILL BE DEEMED INVALID
(except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts)
A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS WILL BE DEEMED INVALID
A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID!

Signature of shareholder or attorney-in-fact ____________________ (______________________________)
(Full name)

Under power of attorney issued on __________ ___, _____ **by** ______________________________
(Identify issuer of power of attorney)

Attention! If a ballot sent to a shareholder by registered mail and returned to the Company has been signed by the shareholder's attorney-in-fact (representative), the ballot must be accompanied by the power of attorney on the basis of which the representative is acting or a notarized copy thereof. If the shareholder intends to attend the general meeting in person or dispatch a representative, then such shareholder must bring such ballot (or deliver it to such representative) for voting at the general shareholders' meeting.

explanations overleaf

***Explanation:**

The voter may select only one voting option, except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts;

if more than one voting option is elected in the ballot, then the fields for filling in the number of votes cast for each voting option must contain the number of votes cast for the relevant voting option and also must state that the votes are being cast in accordance with instructions from acquirers of shares transferred after the record date for the general meeting and/or in accordance with instructions from holders of depositary receipts;

if you vote pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting, then you must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that the votes are being cast pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting;

if less than all shares were transferred after the record date for the general meeting, the voter must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that some of the shares were transferred after the record date for the general meeting. If instructions in respect of the shares transferred after the record date for the general meeting have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed up.



Open Joint Stock Company of Energy and Electrification Mosenergo
8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

BALLOT

For voting at the general shareholders' meeting

Form of the meeting: by personal attendance.
Date and time of the meeting: June 28, 2005, 10:00 a.m.
Place of the meeting: 3 Lenin Street, Dzerzhinsky, Moscow region.

No. 10

The filled in ballot may be sent to one of the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035; or
ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

Name of shareholder: ______________________________
Number of voting shares held by the shareholder: ______________________

Issue:

10. Approval of the restated version of the Regulation on the Company's Management Board.

Resolution: To approve the restated version of the Regulation on the Company's Management Board.

"FOR"	"AGAINST"	"ABSTAINED"
* ----------------------	* ------------------------------	* --

LEAVE UNDELETED THE VOTING OPTION THAT CORRESPONDS TO YOUR DECISION.

IF MORE THAN ONE VOTING OPTION IS LEFT UNDELETED THE VOTING WITH RESPECT TO SUCH AGENDA ITEM WILL BE DEEMED INVALID
(except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts)
A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS WILL BE DEEMED INVALID
A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID!

Signature of shareholder or attorney-in-fact ____________________ (______________________________)
(Full name)

Under power of attorney issued on _________ ___, _____ **by** ______________________________
(Identify issuer of power of attorney)

Attention! If a ballot sent to a shareholder by registered mail and returned to the Company has been signed by the shareholder's attorney-in-fact (representative), the ballot must be accompanied by the power of attorney on the basis of which the representative is acting or a notarized copy thereof. If the shareholder intends to attend the general meeting in person or dispatch a representative, then such shareholder must bring such ballot (or deliver it to such representative) for voting at the general shareholders' meeting.

explanations overleaf

***Explanation:**

The voter may select only one voting option, except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts;

if more than one voting option is elected in the ballot, then the fields for filling in the number of votes cast for each voting option must contain the number of votes cast for the relevant voting option and also must state that the votes are being cast in accordance with instructions from acquirers of shares transferred after the record date for the general meeting and/or in accordance with instructions from holders of depositary receipts;

if you vote pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting, then you must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that the votes are being cast pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting;

if less than all shares were transferred after the record date for the general meeting, the voter must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that some of the shares were transferred after the record date for the general meeting. If instructions in respect of the shares transferred after the record date for the general meeting have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed up.



Open Joint Stock Company of Energy and Electrification Mosenergo
8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

BALLOT

For voting at the general shareholders' meeting

Form of the meeting: by personal attendance.
Date and time of the meeting: June 28, 2005, 10:00 a.m.
Place of the meeting: 3 Lenin Street, Dzerzhinsky, Moscow region.

No. 11

The filled in ballot may be sent to one of the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035; or
ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

Name of shareholder: ______________________________
Number of voting shares held by the shareholder: ____________________

Issue:

11. Approval of the restated version of the Regulation on Payment of Remuneration and Compensation to Members of the Company's Board of Directors.

Resolution: To approve the restated version of the Regulation on Payment of Remuneration and Compensation to Members of the Company's Board of Directors.

"FOR"	"AGAINST"	"ABSTAINED"
* ----------------------	* ------------------------------	* --

LEAVE UNDELETED THE VOTING OPTION THAT CORRESPONDS TO YOUR DECISION.

IF MORE THAN ONE VOTING OPTION IS LEFT UNDELETED THE VOTING WITH RESPECT TO SUCH AGENDA ITEM WILL BE DEEMED INVALID
(except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts)
A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS WILL BE DEEMED INVALID
A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID!

Signature of shareholder or attorney-in-fact ____________________ (______________________________)
(Full name)

Under power of attorney issued on _________ ___, _____ **by** ______________________________
(Identify issuer of power of attorney)

Attention! If a ballot sent to a shareholder by registered mail and returned to the Company has been signed by the shareholder's attorney-in-fact (representative), the ballot must be accompanied by the power of attorney on the basis of which the representative is acting or a notarized copy thereof. If the shareholder intends to attend the general meeting in person or dispatch a representative, then such shareholder must bring such ballot (or deliver it to such representative) for voting at the general shareholders' meeting.

explanations overleaf

***Explanation:**

The voter may select only one voting option, except when voting in accordance with instructions from persons who have acquired shares after the record date for the general meeting or in accordance with instructions from holders of depositary receipts;

if more than one voting option is elected in the ballot, then the fields for filling in the number of votes cast for each voting option must contain the number of votes cast for the relevant voting option and also must state that the votes are being cast in accordance with instructions from acquirers of shares transferred after the record date for the general meeting and/or in accordance with instructions from holders of depositary receipts;

if you vote pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting, then you must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that the votes are being cast pursuant to a power of attorney issued in respect of shares transferred after the record date for the general meeting;

if less than all shares were transferred after the record date for the general meeting, the voter must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state that some of the shares were transferred after the record date for the general meeting. If instructions in respect of the shares transferred after the record date for the general meeting have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed up.